CNL Strategic Capital, LLC S-1

Exhibit 2.4

Execution Version

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of February 6, 2018 (this “Amendment”), by and among CNL Strategic Capital, LLC, a Delaware limited liability company (“Purchaser”), PFHI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Merger Sub”), Polyform Holdings, Inc., a Delaware corporation (the “Company”), and Levine Leichtman Capital Partners SBIC Fund, L.P., a Delaware limited partnership, solely in its capacity as the representative of the Securityholders (the “Stockholders’ Representative”).

RECITALS

WHEREAS, Purchaser, Merger Sub, the Company and the Stockholders’ Representative entered into an Agreement and Plan of Merger dated October 20, 2017 (the “Merger Agreement”);

WHEREAS, pursuant to Section 8.09 of the Merger Agreement, the Merger Agreement may be amended in a writing signed by Purchaser and the Stockholders’ Representative; and

WHEREAS, Purchaser and the Stockholders’ Representative desire to amend the Merger Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Definitions. Capitalized terms that are used herein but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement.

2.            Amendment of Fifth Recital. The Merger Agreement is hereby amended by deleting the fifth Recital thereof in its entirety and substituting the following in its place and stead:

“WHEREAS, pursuant to the Exchange Agreement, the Company shall redeem, immediately prior to the Effective Time, from the Rollover Securityholder the Redeemed Shares (as described on Exhibit F attached hereto) held by such Rollover Securityholder in exchange for the promissory note issued to the Rollover Securityholder pursuant to such Exchange Agreement; and”

3.            Amendment of Section 1.09. The Merger Agreement is hereby amended by deleting Section 1.09 thereof in its entirety and substituting the following in its place and stead:

“1.09 Conversion of Common Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, the Company, the Stockholders’ Representative or the holders of Common Shares, each outstanding Common Share (other than Dissenting Shares, Rollover Securities or Redeemed Shares) shall be canceled and be converted automatically into the right to receive the applicable share of the Merger Consideration, if any, in accordance with Section 1.13, without interest, payable to the holder thereof in cash in either case upon surrender of the Certificate representing such Common Shares in the manner provided in Section 1.16 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit in the manner provided in Section 1.16(f)) and delivery of an executed Letter of Transmittal as provided in Section 1.16(a).”

4.            Amendment of Section 1.13(a). The Merger Agreement is hereby amended by deleting Section 1.13(a) thereof in its entirety and substituting the following in its place and stead:

“(a)        For purposes of this Agreement, the “Merger Consideration” shall mean, subject to adjustment pursuant to Section 1.15 hereof, an amount equal to:

(i)             the Base Consideration;

(ii)            plus the amount of Closing Date Cash;

(iii)           less the amount of Closing Date Indebtedness;

(iv)           plus the amount, if any, by which the Closing Working Capital is greater than the Target Working Capital;

(v)            less the amount, if any, by which the Closing Working Capital is less than the Target Working Capital;

(vi)           less the amount of unpaid Transaction Expenses;

(vii)          less the Representative Expense Amount;

(viii)         less the value of the Rollover Investment; and

(ix)           less the value of the Redeemed Shares.”

5.           Amendment of Section 1.14(d). The Merger Agreement is hereby amended by deleting Section 1.14(d) thereof in its entirety and substituting the following in its place and stead:

“(d)        Treatment of Rollover Securities and Redeemed Shares.

(i)              Effective as of and immediately after the Effective Time, the Rollover Securityholder shall continue to hold the Rollover Securities (the “Rollover Investment”). All of such Rollover Securities described in the immediately preceding sentence shall be deemed to be outstanding for all purposes, including the definitions of Common Shares, Company Class A Common Stock, Company Class B Common Stock, Stock Option and Pro-Rata Share, as applicable, and for purposes of calculating the Merger Consideration and the adjustment set forth in Section 1.15 and any other relevant definition used in the calculation of payments in respect of Common Shares. For all purposes other than in respect of the cash payments to be made on the Closing Date pursuant to Section 1.14(c), the Rollover Securityholder making the Rollover Investment shall be deemed the owner of the Rollover Securities, including for purposes of any Post-Closing Adjustment Amount owed to or on behalf of the Securityholders pursuant to Section 1.15. For the avoidance of doubt, the Rollover Securityholder shall not be entitled to payment in cash of any portion of the Merger Consideration in respect of its Rollover Securities but shall be entitled or obligated, as the case may be, to any adjustment to the Merger Consideration required to be paid to or on behalf of the Securityholders pursuant to Section 1.15 (in accordance with its Pro-Rata Shares) in respect of its Rollover Securities.

(ii)            Effective as of the Effective Time, the Redeemed Shares shall be cancelled and no longer outstanding. Notwithstanding the foregoing, the Redeemed Shares shall be treated as being outstanding solely for purposes of calculating Pro-Rata Share and for purposes of calculating the Merger Consideration and the adjustment set forth in Section 1.15 and any other relevant definition used in the calculation of payments in respect of Common Shares. The Rollover Securityholder shall not be entitled to any cash payments to be made on the Closing Date pursuant to Section 1.14(c) in respect of its Redeemed Shares, but shall be deemed to be the owner of the Redeemed Shares for purposes of any Post-Closing Adjustment Amount owed to or on behalf of the Securityholders pursuant to Section 1.15. For the avoidance of doubt, the Rollover Securityholder shall not be entitled to payment in cash of any portion of the Merger Consideration in respect of its Redeemed Shares but shall be entitled or obligated, as the case may be, to any adjustment to the Merger Consideration required to be paid to or on behalf of the Securityholders pursuant to Section 1.15 (in accordance with its Pro-Rata Shares) in respect of its Redeemed Shares.”

6.            Amendment of Section 5.09(b). The Merger Agreement is hereby amended by deleting Section 5.09(b) thereof in its entirety and substituting the following in its place and stead:

“(b)        Transaction Tax Benefits and Transaction NOL Tax Benefits.

(i)             The Purchaser and the Company agree (1) the Tax year of the Company and its Subsidiaries shall not end, for U.S. income Tax purposes, as a result of the transactions contemplated under this Agreement and (2) the Acquired Companies shall not become a member of any other Affiliated Group for the taxable period that includes the Closing Date.

(ii)            No later than ten (10) Business Days after the date on which the U.S. federal income Tax Return of the Acquired Companies required to be filed for the taxable period that includes the Closing Date has been filed with the applicable Tax authority, taking into account any extensions, Purchaser shall cause the Surviving Company to pay the Stockholders’ Representative (on behalf of the Securityholders), an amount equal to the Transaction Tax Benefits. For this purpose, “Transaction Tax Benefits” is the excess, if any, of (X) the Acquired Companies’ hypothetical liability for income Taxes (including related estimated Taxes) for the portion of the Straddle Period that begins after the Closing Date and ends on or before December 31, 2018, calculated by excluding Transaction Tax Deductions, exceeds (Y) the Acquired Companies’ hypothetical liability for income Taxes (including related estimated Taxes) for the portion of the Straddle Period that begins after the Closing Date and ends on or before December 31, 2018 (which liability shall, for the avoidance of doubt, not be less than zero), calculated by taking into account the Transaction Tax Deductions in accordance with the last sentence of this Section 5.09(b)(ii). For purposes of calculating the Acquired Companies’ hypothetical liability for income Taxes under this Section 5.09(b)(ii), items of income and deduction (and other items) attributable to the portion of the Straddle Period that begins after the Closing Date and ends on or before December 31, 2018 shall be determined based on an interim closing of the books as of the close of business on the Closing Date for the Straddle Period (and for such purpose, the taxable period of any partnership or other passthrough entity in which an Acquired Company holds a beneficial interest shall be deemed to terminate at such time). In addition, for purposes of clause (Y) of the definition of “Transaction Tax Benefits,” (A) the Transaction Tax Deductions shall be treated as attributable to the portion of the Straddle Period that ends as of the close of business on the Closing Date (the “Pre-Closing Stub Period”), and not the portion of the Straddle Period that begins after the Closing Date and ends on or before December 31, 2018 and (B) the calculation of the Acquired Companies’ hypothetical liability for income Taxes under such clause (Y) shall be made by taking into account a hypothetical net operating loss carryforward (if any), calculated in accordance with applicable Tax Law (excluding for this purpose, the 80% limitation on net operating loss carryforwards in Section 172(a)(2) of the Code and corresponding provisions of state and local income Tax law), from the Pre-Closing Stub Period (but only to the extent such hypothetical net operating loss carryforward arises or is increased by reason of the Transaction Tax Deductions) to the portion of the Straddle Period that begins after the Closing Date and ends on or before December 31, 2018.

(iii)           No later than ten (10) Business Days after the date on which the U.S. federal income Tax Return of the Acquired Companies required to be filed for any Post-Closing Tax Period has been filed with the applicable Tax authority, taking into account any extensions, Purchaser shall cause the Surviving Company to pay the Stockholders’ Representative (on behalf of the Securityholders), an amount equal to the Transaction NOL Tax Benefit for that Post-Closing Tax Period. For this purpose, a “Transaction NOL Tax Benefit” is the excess, if any, of (X) the Acquired Companies’ hypothetical liability for income Taxes for a Post-Closing Tax Period, calculated by excluding the carryforward of Transaction NOL Carryover but otherwise by using the items of income and deduction (and other items) that are set forth in the Tax Return filed for such Post-Closing Tax Period, exceeds (Y) the actual liability for income Taxes for such Post-Closing Tax Period (which actual liability shall, for the avoidance of doubt, not be less than zero), as set forth on that Tax Return.

(iv)           In addition, at the time the Surviving Company makes any payment described in clauses (ii) or (iii), the Purchaser shall provide Stockholder Representative a schedule, with reasonable supporting detail, identifying the amount of Transaction Tax Deductions and/or Transaction NOL Carryovers utilized and the amount of Transaction Tax Deductions and Transaction NOL Carryovers that have not been utilized, together with a certification made by the Surviving Company that (1) such schedule was prepared in accordance with this Section 5.09(b), (2) the Surviving Company calculated the Transaction Tax Benefits and/or Transaction NOL Tax Benefits in accordance with this Section 5.09(b), (3) all payments required to be made in accordance with this Section 5.09(b) have been made to Stockholder Representative (on behalf of the Stockholders), and (4) any other information reasonably requested by the Stockholder Representative to determine the calculation of Transaction Tax Benefits and/or Transaction NOL Tax Benefits has been provided.

(v)            If there is a determination (as such term is defined under Code Section 1313(a) or any similar provision of state, local or foreign Tax Law), or execution of an Internal Revenue Service Form 870-AD or corresponding state, local or foreign Tax form (or other settlement or resolution of U.S. federal, state, local or foreign Tax intended to be final) (a “Final Determination”), and the amount of any Transaction Tax Benefit or Transaction NOL Tax Benefit with respect to which a payment has previously been made to Stockholders’ Representative (on behalf of the Securityholders) pursuant to Sections 5.09(b)(ii) or 5.09(b)(iii) would be reduced if computed in accordance with such Final Determination, then the Securityholders shall, severally (and not jointly and severally), based on each Securityholder’s Pro-Rata Share, pay the Acquired Companies an amount equal to such reduction; provided however, the Securityholders shall not have any obligation under this Section 5.09(b)(v) to the extent such Final Determination occurs after the three year anniversary of the Closing Date.

(vi)           For purposes of calculating Transaction Tax Benefits under Section 5.09(b)(ii) and Transaction NOL Tax Benefits under Section 5.09(b)(iii), the term Transaction Tax Deduction shall not include any Transaction Tax Deduction that was taken into account in reducing Taxes payable or increasing Taxes receivable for purposes of clause (viii) of Indebtedness.”

7.            Amendment of Section 6.01(1). Section 6.01(a) of the Merger Agreement is hereby amended by deleting the text “Exchange Agreement,” in its entirety.

8.            Amendment of Section 7.01(e). Section 7.01(e) of the Merger Agreement is hereby amended by deleting the text “January 20, 2018” and substituting the text “February 28, 2018” in its place and stead.

9.            Amendment of Section 9.01.

(a)          Section 9.01 of the Merger Agreement is hereby amended by deleting the definition of “Exchange Agreements” in its entirety and substituting the following in its place and stead:

““Exchange Agreement” means that certain Redemption and Exchange Agreement to be entered into at immediately prior to Closing between Steinmann, the Rollover Securityholder and the Surviving Company, pursuant to which the Rollover Securityholder and the Surviving Company shall consummate the redemption and exchange transactions described in such Exchange Agreement.”

(b)          Section 9.01 of the Merger Agreement is hereby further amended by deleting the definition of “Indebtedness” in its entirety and substituting the following in its place and stead:

““Indebtedness” means, as of any particular time, all obligations of a Person (including the unpaid principal amount, accrued interest, prepayment penalties, termination payments and fees) with respect to, (i) all indebtedness for borrowed money of the Acquired Companies, (ii) any indebtedness of the Acquired Companies evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which any Acquired Company is liable, contingently or otherwise, as obligor or otherwise (other than Current Liabilities taken into account in the calculation of Closing Working Capital), (iv) obligations under any interest rate, currency swap or other hedging or derivative agreement or arrangement, (v) all capital lease obligations of any Acquired Company, (vi) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, but only to the extent drawn at Closing, (vii) any obligations of the type referred to in clauses (i) through (vi) and clause (ix) guaranteed in any manner by any Acquired Company, (viii) any Taxes payable by the Acquired Companies for any Pre-Closing Tax Period (reduced by the amount of any Tax refunds receivable (which shall include, for avoidance of doubt, any refund of estimated Taxes paid by the Acquired Companies) by the Acquired Companies for any Pre-Closing Tax Period), and (ix) any liabilities and obligations (including the projected employer share of payroll taxes) for employee bonuses unpaid and related to the period ending on the Closing Date.”

(c)          Section 9.01 of the Merger Agreement is hereby further amended by inserting the following new definition immediately after the definition of “Person”:

““Post-Closing Tax Period” means any taxable period that (a) begins after the end of the Straddle Period, and (b) ends on or before December 31, 2019.”

(d)          Section 9.01 of the Merger Agreement is hereby further amended by inserting the following new definition immediately after the definition of “Transaction Expenses”:

““Transaction NOL Carryover” means the excess, if any, of (i) net operating loss of the Acquired Companies for the taxable period that includes the Closing Date, calculated in accordance with applicable Tax Law, and (ii) the hypothetical net operating loss of the Acquired Companies for the taxable period that includes the Closing Date, calculated by excluding Transaction Tax Deductions, but otherwise calculated in accordance with applicable Tax Law.”

(e)          Section 9.01 of the Merger Agreement is hereby further amended by deleting the definition of “Target Working Capital” in its entirety and substituting the following in its place and stead:

““Target Working Capital” means $3,950,000.”

(f)           Section 9.01 of the Merger Agreement is hereby further amended by inserting the following new definition immediately after the definition of “Treasury Regulations”:

““Unpaid Employee Bonuses” means liabilities and obligations of the type described in clause (ix) of Indebtedness, and such Unpaid Employee Bonuses shall be paid by the Company to its employees following the completion of the Company’s audited financial statements for the year ended December 31, 2017 in accordance with the Company’s past practices.”

10.          Amendment of Exhibit F (Rollover Investment). The Merger Agreement is hereby amended by deleting the table set forth on Exhibit F thereto under the heading “Rollover Investment” in its entirety and substituting the table set forth on Exhibit F attached hereto in its place and stead.

11.          Exhibit G (Accounting Methodologies). The Merger Agreement is hereby amended by deleting Exhibit G thereto in its entirety and substituting Exhibit G attached hereto in its place and stead.

12.          Full Force and Effect and Conflicts. Except as modified by this Amendment, all of the terms of the Merger Agreement shall remain in full force and effect; provided that in the event of any conflict between the terms of this Amendment and the terms of the Merger Agreement, the terms of this Amendment shall control.

13.          Execution of Amendment. A party may deliver executed signature pages to this Amendment by facsimile or email transmission to the other party, which facsimile or email copy shall be deemed to be an original executed signature page. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which counterparts together shall constitute one agreement with the same effect as if the parties hereto had signed the same signature page.

14.          Binding Effect. Each and every term and provision of this Amendment shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors, personal representatives and assigns.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

PURCHASER: CNL Strategic Capital, LLC

By:	/s/Tammy J. Tipton
Name: Tammy J. Tipton
Title: CFO and Treasurer

Signature Page to First Amendment to Agreement and Plan of Merger

STOCKHOLDERS’ REPRESENTATIVE: Levine Leichtman Capital Partners SBIC Fund, L.P.

By:	LLCP Partners SBIC GP, LLC
Its:	General Partner

By:	Levine Leichtman Capital Partners, Inc.
Its:	Managing Member

By:	/s/David I. Wolmer
Name: David I. Wolmer Title: Authorized Person

Signature Page to First Amendment to Agreement and Plan of Merger